December 9, 2019

QTA: TSX VENTURE

QTRRF: OTCQB International

NR-10-19

QUATERRA RESOURCES ANNOUNCES EXTENSION TO

CONVERTIBLE DEBENTURE

VANCOUVER, B.C. - Quaterra Resources Inc. (the "Company") (TSX: QTA) (OTCQB: QTRRF) today announced that it has agreed to extend the maturity date of a convertible debenture having a principal amount of C$500,000 (the "Convertible Debenture") issued pursuant to the Company's private placement which completed on September 20, 2018. The Company seeks to extend the maturity date of the Convertible Debenture for six months until August 28, 2020, with an option to further extend until February 28, 2021 (the "Amendment").  The Convertible Debentures are convertible into units at C$0.10 per unit, with each unit consisting of a share and a warrant. Each warrant can be exercised to acquire a share at C$0.065 until August 28, 2023. Other than the extension to the maturity date, the Convertible Debentures will remain unchanged.

The Amendment to the term of the Convertible Debenture is subject to the approval of the TSX Venture Exchange.

For more information please contact:

Gerald Prosalendis, President & CEO

Quaterra Resources Inc.
250-940-3581

Email: info@quaterra.com

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.